UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 12.)

SEASPAN CORPORATION.

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Way P.O. Box 16630 Missoula, Montana 59808 (406) 523-1300	The Kyle Roy Washington 1999 Trust II c/o Copper Lion Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	The Kevin Lee Washington 1999 Trust II c/o Copper Lion Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

January 27, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,583,971 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,583,971 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,583,971 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.11%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of Class A Common Shares beneficially owned by Deep Water, the Dennis Washington Trust and Dennis R. Washington.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report).

CUSIP No. Y75638109

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,583,971 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,583,971 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,583,971 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.11%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report).

CUSIP No. Y75638109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,583,971 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,583,971 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,583,971 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.11%**
14.	Type of Reporting Person IN

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report).

CUSIP No. Y75638109

1.	Name of Reporting Person The Kevin Lee Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,008,444 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,008,444 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,008,444 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.40%**
14.	Type of Reporting Person OO

*	As the trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kevin Washington Trust.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report).

CUSIP No. Y75638109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,055,182 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,055,182 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,182 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.69%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 2005 Trust.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report). Although the Kyle Washington 2005 Trust holds less than 5% of shares of the Issuer (as defined in the Explanatory Statement of this report), the Kyle Washington 2005 Trust joins this Schedule 13D as a reporting person in light of the disclosure in Item 5 concerning possible group status. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

CUSIP No. Y75638109

1.	Name of Reporting Person The Kyle Roy Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,770,078 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,770,078 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,770,078 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.43%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 1999 Irrevocable Trust II (the “Kyle Washington 1999 Trust”), Copper Lion, Inc. has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 1999 Trust.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report). Although the Kyle Washington 1999 Trust holds less than 5% of shares of the Issuer (as defined in the Explanatory Statement of this report), the Kyle Washington 1999 Trust joins this Schedule 13D as a reporting person in light of the disclosure in Item 5 concerning possible group status. The Kyle Washington 1999 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

CUSIP No. Y75638109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,833,704 shares of Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,833,704 shares of Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,833,704 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.52%**
14.	Type of Reporting Person CO

*	In its capacity as trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the shares of Class A Common Shares held by the Kevin Washington Trust. In its capacity as trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of The Kyle Roy Washington 1999 Trust II (The “Kyle Washington 1999 Trust”), Copper Lion has voting and investment power with respect to the shares of Class A Common Shares held by the Kyle Washington 1999 Trust.

**	Based on 62,588,188 shares of Class A Common Shares outstanding as of January 30, 2012, based on 58,367,460 shares reported on Amendment 4 to the Issuer’s Schedule TO filed on January 19, 2012 plus 4,220,728 shares issued as a result of the SMSL Transaction (as defined in the Explanatory Statement of this report).

EXPLANATORY STATEMENT

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to shares of Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 12 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), Mr. Dennis R. Washington (“Mr. Washington”), The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), The Kyle Roy Washington 1999 Trust II (the “Kyle Washington 1999 Trust”), and Copper Lion, Inc. (“Copper Lion”).

This Amendment No. 12 amends and supplements the Schedule 13D previously filed by Deep Water, the Dennis Washington Trust, and Mr. Washington (collectively the “Previous Filers”) with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 25, 2010, June 23, 2010, March 18, 2011, April 19, 2011, and on December 13, 2011 (the “Schedule 13D”).

In connection with the acquisition by the Issuer of Seaspan Management Services Limited (“SMSL”), as disclosed on the Issuer’s Report on Form 6-K filed on January 30, 2012 (the “SMSL Transaction”), Deep Water, the Kevin Washington Trust and the Kyle Washington 2005 Trust have acquired additional Common Shares of the Issuer. As a result of the acquisition of these additional Common Shares, Copper Lion, the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust (collectively, the “New Reporting Persons”) join the Schedule 13D of the Previous Filers. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

(a) The following New Reporting Persons are added to this Schedule 13D: the Kevin Washington Trust, the Kyle Washington 2005 Trust, the Kyle Washington 1999 Trust, and Copper Lion.

(b)-(c) Each of the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust are trusts organized under the laws of the State of Montana. The situs of each of the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust is Wyoming. The principal business of each of the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust is to manage and hold investments for the benefit of the respective trust’s beneficiary. The address of the principal office of the Kyle Washington 1999 Trust is c/o Copper Lion, Inc., 199 East Pearl Ave., Suite 102, P.O. Box 2490, Jackson, WY 83001. The address of the principal office of the Kevin Washington Trust is c/o Copper Lion, Inc., 199 East Pearl Ave., Suite 102, P.O. Box 2490, Jackson, WY 83001. The address of the principal office of the Kyle Washington 2005 Trust is c/o Copper Lion Inc., 199 East Pearl Ave., Suite 102, P.O. Box 2490, Jackson, WY 83001. Copper Lion serves as the trustee of each of the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust. Copper Lion is a corporation organized under the laws of Wyoming. The President of Copper Lion is Christopher Hawks; the Vice President of Copper Lion is Lawrence R. Simkins; and the Corporate Secretary of Copper Lion is Paul W. Keiper. The directors of Copper Lion are: Lawrence R. Simkins, David H. Batchelder, Stephen G. Hanks, Marc F. Racicot, and Kyle R. Washington. The address of the principal office of Copper Lion is 199 East Pearl Ave., Suite 102, P.O. Box 2490, Jackson, WY 83001. The principal business of Copper Lion is to serve as trustee of certain trusts, including the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of the executive officers and directors of Copper Lion is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the SMSL Transaction, each of Deep Water, the Kevin Washington Trust, and the Kyle Washington 2005 Trust received shares of Common Shares in the amounts listed on Schedule A to this Amendment No. 12. Deep Water, the Kevin Washington Trust, and the Kyle Washington 2005 Trust have not purchased any shares of Common Shares with borrowed funds.

The Kevin Washington Trust and the Kyle Washington 2005 Trust each acquired shares of Common Shares pursuant to the terms of the Share Purchase Agreement, by and among the Issuer, SMSL and the owners of SMSL, dated January 27, 2012 (the “Share Purchase Agreement”), set forth as Exhibit 4.1 to Form 6-K filed by the Issuer on January 30, 2012. The Kevin Washington Trust acquired 1,055,182 shares of Common Shares, valued at $12.79 per share, in consideration for the sale of its ownership interest in SMSL, which interest was an investment of the Kevin Washington Trust prior to the SMSL Transaction. The Kyle Washington 2005 Trust acquired 1,055,182 shares of Common Shares, valued at $12.79 per share, in consideration for the sale of its ownership interest in SMSL, which interest was an investment of the Kyle Washington 2005 Trust prior to the SMSL Transaction.

Upon closing of the SMSL transaction, Deep Water acquired and now holds shares of Common Shares pursuant to the Letter Agreement disclosed in Item 6 of the Schedule 13D filed with the Securities and Exchange Commission by the Previous Filers on December 13, 2011 (“Amendment No. 11” and “Letter Agreement” disclosed therein). Pursuant to the Letter Agreement, Deep Water purchased a portion of the Common Shares that Thetis Holdings Ltd., a Cayman Islands Company, (“Thetis”) received in connection with the SMSL Transaction. Deep Water acquired 1,055,182 such shares, at a price of $12.79 per share. Such acquisition was made out of the working capital of Deep Water. Pursuant to the Letter Agreement, Deep Water may acquire additional shares of the Common Shares in connection with Fleet Growth Payments made, if any, under the terms of the SMSL Transaction, as described in the Share Purchase Agreement and on the Report of the Issuer on Form 6-K filed on January 30, 2012. Deep Water intends to acquire any such additional shares with working capital.

As described in Item 6 below, the Common Shares acquired in connection with the SMSL Transaction are subject to lockup restrictions and a portion of the Common Shares acquired by the Kevin Washington Trust and the Kyle Washington 2005 Trust are subject to escrow to satisfy potential indemnification claims.

Item 4.	Purpose of Transaction

The New Reporting Persons acquired the Common Shares for investment purposes only. The Reporting Persons will continue to evaluate their ownership and voting positions in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Common Shares for investment; (ii) disposing of all or a portion of the Common Shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Shares in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Shares. The New Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take. The New Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Shares, the Issuer’s prospects, and the New Reporting Persons’ respective portfolios.

Except as set forth above and in Item 6, none of the New Reporting Persons has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to those enumerated above.

As previously disclosed, Deep Water, as the holder of a majority of the Issuer’s outstanding 12% Cumulative Preferred Shares—Series A, (the “Series A Preferred Shares”), has the right to elect up to two members of the Issuer’s board of directors. To date, the holders of the Preferred Shares have only elected one member to the Issuer’s board of directors. In addition, as a result of the SMSL Transaction and the matters disclosed in the Explanatory Statement, the ownership interest of the Reporting Persons in the Issuer has increased and the Reporting Persons desire to have appropriate representation on the Issuer’s Board of Directors. In light of the foregoing, the Reporting Persons disclose the following information.

On January 31, 2012, Deep Water delivered a notice of nomination to the Corporate Secretary of the Issuer, in accordance with the Issuer’s Bylaws, that Deep Water is nominating David Lyall for election to the Issuer’s Board of Directors as a Class I Director at the Issuer’s Annual Meeting of Shareholders to be held in 2012. Furthermore, a representative of the Reporting Persons has had preliminary discussions with members of the Issuer’s Board of Directors regarding Deep Water’s intent to designate an additional director to the Issuer’s Board of Directors pursuant to its rights under the Series A Preferred Shares that it holds.

Other than as set forth above, the Reporting Persons do not have any current plans or proposals to change the number or term of directors or to fill any vacancies on the board.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Amendment No. 12 for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons. The Reporting Persons have engaged in business and personal dealings with one another in connection with and prior to the SMSL Transaction, including the establishment by Mr. Washington of the Kevin Washington Trust, the establishment by Mr. Washington of the Kyle Washington 2005 Trust, the establishment by Mr. Washington of the Kyle Washington 1999 Trust, and the participation of the manager of Deep Water as an officer and as a member of the board of directors of Copper Lion. Mr. Kevin Washington, the beneficiary of the Kevin Washington Trust is the son of Mr. Washington. Mr. Kyle Washington, the beneficiary of the Kyle Washington 2005 Trust and the Kyle Washington 1999 Trust, is the son of Mr. Washington and serves as co-chair of the board of directors the Issuer. In light of these dealings, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. The Reporting Persons as a group may be deemed to beneficially own in the aggregate 20,417,675 shares of Common Shares, representing approximately 32.62% of the outstanding shares of Common Stock (based on 62,588,188 shares of Common Shares issued and outstanding). Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Shares held by the other members of such group; provided, however, that the Dennis Washington Trust and Mr. Washington do not disclaim beneficial ownership of the shares held by Deep Water and Copper Lion does not disclaim beneficial ownership of the shares held by the Kevin Washington Trust, the Kyle Washington 2005 Trust, and the Kyle Washington 1999 Trust. The Reporting Persons have no plans or formal agreements to influence the control of the Issuer except as otherwise disclosed in this Amendment 12.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Issuer’s Common Shares during the past 60 days. All of the transactions set forth on Schedule A arose in connection with the SMSL Transaction described in Item 3.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

In connection with the SMSL Transaction, each of the Kevin Washington Trust and the Kyle Washington 2005 Trust has entered into certain agreements set forth as Exhibits 4.1, 4.2, 4.3, and 4.5 to the Form 6-K filed by the Issuer on January 30, 2012, which agreements are:

•

Share Purchase Agreement, dated as of January 27, 2012, by and among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., set forth as Exhibit 4.1 to Form 6-K filed by the Issuer on January 30, 2012;

•

Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., set forth as Exhibit 4.5 to Form 6-K filed by the Issuer on January 30, 2012 (the “Registration Rights Agreement”);

•	Lockup Agreement, set forth as Exhibit 4.3 to Form 6-K filed by the Issuer on January 30, 2012 (the “Lockup Agreement”); and

•

Escrow Agreement, dated as of January 27, 2012, by and among Canadian Stock Transfer Company Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., set forth as Exhibit 4.2 to Form 6-K filed by the Issuer on January 30, 2012 (the “Escrow Agreement”).

The Lockup Agreement restricts the transfer of certain shares of Common Shares issued in connection with the SMSL transaction, including such shares acquired by each of the Kevin Washington Trust and the Kyle Washington 2005 Trust and certain shares acquired by Deep Water as a result of its Letter Agreement with Thetis. Under the Lockup Agreement, the Reporting Persons will be restricted from transferring 100% of the affected shares for one year, 75% of such shares for two years, 50% of such shares for three years, and 25% of such shares for four years. During the lock-up period, the Kevin Washington Trust, the Kyle Washington 2005 Trust, and Deep Water may transfer covered shares among themselves, and with Thetis.

Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to register for resale the shares of Common Shares issued in connection with the SMSL Transaction.

A portion of the Common Shares acquired by each of the Kevin Washington Trust and the Kyle Washington 2005 Trust are being held in escrow to satisfy indemnification claims arising in connection with the representations and warranties of the Share Purchase Agreement. Pursuant to the Share Purchase Agreement, each of the Kevin Washington Trust and the Kyle Washington 2005 Trust is entitled to receive additional shares of Common Shares if the Fleet Growth Payments, described in the Share Purchase Agreement and on the Report of the Issuer on Form 6-K filed on January 30, 2012, are triggered.

Upon closing of the SMSL Transaction, Deep Water acquired shares of Common Shares, as contemplated by the Letter Agreement between Deep Water and Thetis. Pursuant to the Letter Agreement, Deep Water is entitled to purchase additional shares of Common Shares from Thetis if the Fleet Growth Payments, described in the Share Purchase Agreement and on the Report of the Issuer on Form 6-K filed on January 30, 2012, are triggered.

The Common Shares are subject to the terms of a certain Shareholders Rights Agreement, originally dated as of August 8, 2005, which Shareholders Rights Agreement was amended by a certain amendment dated January 30, 2009, subsequently amended and restated as of April 19, 2011 (the “Amended and Restated Shareholders Rights Agreement”), and further amended on January 27, 2012 by Amendment No. 1 to the Amended and Restated Shareholder Rights Agreement (“Amendment No. 1”), which Amended and Restated Shareholders Rights Agreement and Amendment No. 1 are attached as Exhibit 4.1 to Form 8-A filed by the Issuer on April 19, 2011, and as Exhibit 4.6 to Form 6-K filed by the Issuer on January 30, 2012, respectively. The Amended and Restated Shareholders Rights Agreement describes certain conditions and terms under which shareholders of the Issuer, including certain of the Reporting Persons, may purchase newly issued Common Shares of the Issuer. Amendment No. 1 excludes any Common Shares issued under the Share Purchase Agreement and held by the Reporting Persons from the calculation of certain beneficial ownership percentages described in the Amended and Restated Shareholders Rights Agreement, which beneficial ownership percentages, if attained by the Reporting Persons, trigger certain rights of other shareholders of the Issuer to purchase newly issued Common Shares.

The foregoing summary of the matters described above is qualified in its entirety by reference to the text of the Share Purchase Agreement, the Registration Rights Agreement, the Lockup Agreement, the Letter Agreement, the Amended and Restated Shareholders Rights Agreement, Amendment No. 1, and the Escrow Agreement which are incorporated herein.

Item 7.	Materials to Be Filed as Exhibits

10.2	Joint Filing Agreement, dated January 31, 2012, between Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kyle Roy Washington 1999 Trust II, and Copper Lion, Inc., which follows Schedule A to this Amendment 12.

4.1	Share Purchase Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., incorporated by reference to Exhibit 4.1 to Form 6-K filed by the Issuer on January 30, 2012.

4.2	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., incorporated by reference to Exhibit 4.5 to Form 6-K filed by the Issuer on January 30, 2012.

4.3	Form of Lockup Agreement, incorporated by reference to Exhibit 4.3 to Form 6-K filed by the Issuer on January 30, 2012.

4.4	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent, incorporated by reference to Exhibit 4.6 to Form 6-K filed by the Issuer on January 30, 2012.

4.5	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd., incorporated by reference to Exhibit 4.2 to Form 6-K filed by the Issuer on January 30, 2012.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2012	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: January 31, 2012	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: January 31, 2012	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: January 31, 2012	THE KYLE ROY WASHINGTON 1999 TRUST II (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 31, 2012	THE KEVIN LEE WASHINGTON 1999 TRUST II (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 31, 2012	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 31, 2012	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kevin Lee Washington 1999 Trust II, Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kyle Roy Washington 1999 Trust II, and Copper Lion, Inc. pursuant to the Joint Filing Agreement dated January 30, 2012 and included as Exhibit 10.1 to this Amendment 12.

Schedule A

Purchase Transactions of Common Shares

By Deep Water Holdings, LLC during the last 60 days

Date	Transaction	Number of Shares	Approximate Price per Share

1/30/2012	Acquisition under Letter Agreement in connection with SMSL Transaction	1,055,182	$12.79

Purchase Transactions of Common Shares

By The Kevin Lee Washington 1999 Trust II during the last 60 days

Date	Transaction	Number of Shares	Approximate Price per Share

1/27/2012	Acquisition in connection with SMSL Transaction	1,055,182	$12.79

Purchase Transactions of Common Shares

By Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005 during the last 60 days

Date	Transaction	Number of Shares	Approximate Price per Share

1/27/2012	Acquisition in connection with SMSL Transaction	1,055,182	$12.79

Exhibit 10.2

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: January 31, 2012	DEEP WATER HOLDINGS, LLC

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: January 31, 2012	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: January 31, 2012	DENNIS R. WASHINGTON

/s/ Dennis R. Washington
Dennis R. Washington

Dated: January 31, 2012	THE KYLE ROY WASHINGTON 1999 TRUST II

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 31, 2012	THE KEVIN LEE WASHINGTON 1999 TRUST II

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 31, 2012	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: January 31, 2012	COPPER LION, INC.

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.